EXHIBIT 12.1

Transmeridian Exploration, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands except ratio of earnings to combined fixed charges and preferred stock dividends)

	Six Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Earnings (Loss)
Loss before minority interest and provision for income taxes	$(3,654)	$(4,671)	$(5,687)	$(3,271)	$(2,113)	$(811)
Fixed charges	4,357	7,420	5,451	1,914	371	2,338
Amortization of capitalized interest	610	463	246	110	77	39
Capitalized interest	(1,381)	(4,520)	(4,165)	(1,286)	—	(1,547)
Preferred stock dividends	(558)	(1,125)	(20)	(38)	(123)	—

Earnings (loss) as adjusted	$(626)	$(2,433)	$(4,175)	$(2,571)	$(1,788)	$19

Fixed Charges and Preferred Stock Dividends
Interest expense	$1,763	$1,400	$772	$338	$189	$791
Capitalized interest	1,381	4,520	4,165	1,286	—	1,547
Amortization of debt financing costs	559	193	184	126	—	—
Portion of rental expense representative of the interest factor	96	182	310	126	59	—
Preferred stock dividends	558	1,125	20	38	123	—

Total fixed charges and preferred stock dividends	$4,357	$7,420	$5,451	$1,914	$371	$2,338

Ratio of earnings to combined fixed charges and preferred stock dividends (a)	—	—	—	—	—	—

(a)	For the six months ended June 30, 2005 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000, earnings were inadequate to cover fixed charges and preferred stock dividends by $5.0 million, $9.9 million, $9.6 million, $4.5 million, $2.2 million and $2.3 million, respectively.